EXHIBIT 99.1

FDA Accepts for Filing Intellipharmaceutics' ANDA for Generic Effexor XR(R)

TORONTO, May 7, 2010 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), today announced that the Food and Drug Administration (FDA) has accepted for filing its abbreviated new drug application (ANDA) for a generic version of the antidepressant Effexor XR® (venlafaxine hydrochloride).

The Company's application will now proceed to full review by the FDA. Intellipharmaceutics endeavours to develop its pipeline products to an advanced stage, and will now seek a commercialization and distribution partner for this product in the United States. No assurance can be given as to when or if the FDA will approve the Company's application for the product.

"We are very pleased with the further credibility that the acceptance of the filing of this drug application provides our Company and our scientific team," stated Dr. Isa Odidi, CEO and Co-Chief Scientific Officer of Intellipharmaceutics. "This product was entirely developed and filed using our in-house laboratory, manufacturing and regulatory resources. The acceptance of this filing also fulfills one of our key milestones for the year 2010."

Intellipharmaceutics' venlafaxine hydrochloride extended release capsules utilize the Company's proprietary controlled release drug delivery technologies. It is one of 15 products that Intellipharmaceutics is developing.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of controlled and targeted novel oral solid drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing, the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the "Risk Factors" section of our annual information form dated February 26, 2010, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Intellipharmaceutics International Inc.
          Glenn Neumann, Director of Investor Relations
          416-798-3001 x123
          investors@intellipharmaceutics.com